Global Cord Blood Corporation

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

October 9, 2019

Ronald Alper

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Global Cord Blood Corporation
Registration Statement on Form F-3
File No. 333-233880

Dear Mr. Alper:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 5:00pm on October 11, 2019 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

Global Cord Blood Corporation

By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer